November 27, 2024
Mr. David Matthews
Division of Investment Management
U.S. Securities and Exchange Commission
444 Flower St #900
Los Angeles, CA 90071

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 376 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
Efficient Market Portfolio Plus ETF and the Efficient Market Portfolio Long ETF

Dear Mr. Matthews:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Efficient Market Portfolio Plus ETF (the “Plus ETF”) and the Efficient Market Portfolio Long ETF (the “Long ETF), each a proposed new series of the Trust (collectively referred to as the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements or recoupment obligations and if so, please disclose the details in a footnote to the fee table. Also, please confirm that the Funds do not intend to charge Rule 12b-1 fees in their first year of operations. Consider adding a footnote to the fee tables that explains how the unitary fee arrangement works and the impact it has on “Other Expenses” in the fee table.
Response: Please see Exhibit A for the completed fee tables and expense examples. The Registrant confirms that there will not be any fee waivers, reimbursements, or recoupments related to the Funds and that the Funds do not intend to charge Rule 12b-1 fees in their first year of operations.
The Registrant does not intend to add a footnote to the fee tables explaining the unitary fee arrangement. The Registrant notes that there is a discussion of the unitary fee arrangements in the Fund Management section of the prospectus and believes this is the most appropriate place for such a discussion.
Comment 3:As it relates to the Plus Fund’s fee table, should the line item “Dividend Expenses on Securities Sold Short” include a reference to “Interest Expenses” as noted in footnote 2 to the fee table.
Response: The Registrant has revised the fee table to address the comment. See Exhibit A.
Comment 4:The Staff notes the description of the investment strategy states that the Funds will leverage artificial intelligence (“AI”) and the Sub-Adviser’s proprietary algorithm to achieve their respective investment objectives. The remaining discussion in the summary sections and the Item 9 discussion contains little discussion or description of the AI technology or models used by the Sub-Adviser or disclosure of how the algorithm is integrated into the investment process. Please provide additional information in response to the following items:
•Expand the strategy discussion regarding the expected use of AI and the algorithm in managing the Funds’ portfolios;
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•Describe the types of AI technology the sub-adviser will leverage to execute the Funds’ strategies; explain how the technology supports the investment process; how they were developed and validated over time to remain effective in achieving the respective Fund’s investment objective;
•Describe in more detail the sub-adviser’s proprietary algorithm and how it is implemented in the execution of the Funds’ investment strategies;
•Explain whether the AI used is based on internal data or based on data from third-parties;
•If the data is from an external third party, explain the following:
◦who developed the AI technology?
◦how it is sourced and tested?
◦are there any licensing agreements with the third parties?
◦add risks associated with using third party data.
•Describe the extent to which the sub-adviser uses a “human in the loop” approach when utilizing the AI to ensure investment decisions include human judgment and oversight; and
•Supplementally address whether the outputs of the AI will be considered an investment recommendation to buy or sell securities and if the AI is procured from a third party, should the third party be included as a sub-adviser to the Funds.
Response: The Registrant has removed all references to artificial intelligence from the filing after determining they were not applicable to the algorithm. The investment strategy discussion has been revised to focus on the Sub-Adviser’s proprietary algorithm and how it is used to inform the security selection process for each Fund. See below for the revisions made to the Plus ETF’s investment strategy. Where applicable, the same changes will be made to the Long ETF’s investment strategy.
“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by utilizing an investment strategy that leverages NextGen EMP, Inc’s, the Fund’s sub-adviser (the “Sub-Adviser”), ~~artificial intelligence (“AI”) and~~ proprietary ~~priority adaptive~~ algorithm to estimate which asset classes or sectors of the economy are likely to exceed the returns of the overall U.S. equity market. ~~AI refers to the application of computer systems to perform tasks that typically require human intelligence, discernment and adaption, such as decision-making, reasoning and learning from past experiences. The algorithm used by NextGen EMP, Inc., the Fund’s sub-adviser (the “Sub-Adviser”), incorporates prior knowledge into its analysis and updates its estimates as more data becomes available.~~
The algorithm has been designed to identify patterns and trends in historical data and real-time market data, resulting in price predictions for asset classes and/or sectors. The Sub-Adviser believes that by identifying emerging trends and patterns, it can construct a portfolio that provides exposure to asset classes and/or sectors that are expected to outperform the overall U.S. equity market while providing downside protection from those asset classes and/or sectors expected to underperform the overall U.S. equity market.
The Fund’s portfolio will be allocated across long and/or short positions in ETFs or individual equity securities. The Fund will hold long positions in asset classes or sectors that have been identified by the Sub-Adviser’s proprietary algorithm as being statistically likely to outperform the overall U.S. equity market. The Fund will hold short positions in asset classes or sectors that have been identified by the Sub-Adviser’s proprietary algorithm as being statistically likely to underperform the overall U.S. equity market. When taking a short position, the Fund borrows the security from a third party and sells it at the then current market price with the expectation that the security’s price will decline.
When investing in underlying ETFs, the Fund will hold typically 12 to 24 ETFs that provide either long or short exposure to the desired asset classes or sectors. The term “asset classes” generally includes, among others, U.S. equities of small-, mid- and large-capitalization companies, U.S. Treasury securities, and foreign equity securities. The Fund’s exposure to foreign equity securities will be through investments in other ETFs and it may include exposure to small-, mid- and/or large- capitalization companies. In addition, at times, the Fund may take long or short positions in ETFs that focus their investments on a particular country and/or region. The Fund, under normal market conditions, will be approximately 100% invested in long positions, and the Fund’s short positions may range from approximately 20% to 70%. The Sub-Adviser intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) for the overall portfolio of approximately 50% to 100%.
When selecting investments for the Fund, the Sub-Adviser employs its proprietary algorithm  ~~quantitative analysis~~ that looks at historical performance for the security (or asset class) over various periods within the prior twenty-four months to identify the presence of upward bias (i.e., price momentum). The Sub-Adviser defines upward bias as the propensity for price appreciation driven by factors that include, but may not be limited to, economic growth, industry sector innovations, and inflation. The Sub-Adviser’s proprietary algorithm will apply multiple momentum indicators (e.g., moving averages, price movements and volatility) to the security or asset class to assess the presence of an upward bias and, if present, the strength of the upward bias. The results are compared by the proprietary algorithm to historical performance data for the security or asset class over various periods within the prior twenty-four months to assess the likelihood of market appreciation. When the consensus of indicators exceeds a predetermined threshold, the Sub-Adviser believes this confirms the presence of upward bias and will generally take a long position in that security or asset class because it suggests higher prices are likely. When a security or asset class does not exceed the Sub-Adviser’s predetermined thresholds, the Sub-Adviser may take a short position in that security or asset class because it suggests prices may decline.
The Fund may hold long or short positions in inverse ETFs and inverse leveraged ETFs. Inverse ETFs seek to provide investment results that match a negative (i.e., the opposite) of the performance of an underlying asset. Inverse leveraged ETFs seek to provide investment results that match a negative multiple of the performance of an underlying asset. Inverse and inverse leveraged ETFs often “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the inverse of the performance of their underlying asset during the same period of time. The Sub-Adviser will actively monitor (i.e., daily) its positions in these ETFs to ensure the Fund’s exposure is not being negatively impacted by the compounding effect of these funds. The Fund’s exposure to these ETFs will vary over time, and the Fund will typically hold four or fewer inverse ETFs or inverse leveraged ETFs. The results of the Sub-Adviser’s proprietary algorithm will dictate the Fund’s exposure.
The Sub-Adviser’s investment selection criteria for ETFs includes a review of its structure, relative performance among its peer group and the broader market (e.g., the S&P 500 Index), total operating expense ratio, assets under management, liquidity, and a minimum track record of five years. The Fund may take larger positions in certain securities or asset classes as dictated by the Sub-Adviser’s investment selection criteria described above. The Sub-Adviser expects to typically use ETFs to provide exposure to asset classes, but may invest in individual equity securities if it believes they will provide a more efficient means to achieve the desired exposure.
The Sub-Adviser expects to reallocate the Fund’s portfolio at least monthly. This could result in the Fund having a high portfolio turnover rate. In addition, while it is anticipated that the Fund will invest across a range of industries, certain sectors may be overweight compared to others because the Sub-Adviser seeks the best investment opportunities regardless of sector.
Because the Fund intends to operate as a “non-diversified” fund that means it can invest in fewer securities at any one time than a diversified fund and can invest more of its assets in securities of a single issuer than a diversified fund. The Fund may invest a significant percentage of its assets in one or more ETFs.”

Comment 5:In the Principal Investment Strategies section, please provide more details as to the anticipated exposure to foreign securities including information on capitalization, sector and/or country/region. Indicate whether foreign securities will be exchange traded in the U.S. and/or on foreign exchanges. If practicable, provide the anticipated percentage that a Fund’s portfolio will be invested in foreign securities.
Response: See Response 4 for revisions made to address this comment.
Comment 6:In the Principal Investment Strategies section for the Plus Fund, there is a discussion regarding the Fund’s possible investment in inverse and inverse leveraged ETFs. Given that such leverage ETFs reset daily and the Fund’s expectation to reallocate the portfolio at least monthly, please add disclosure explaining how long the Fund expects to hold inverse and inverse leverage ETFs that reset daily. Indicate what percentage of the Fund’s portfolio is expected to be invested in inverse and inverse leveraged ETFs? How many of the 12 to 24 ETFs the Fund expects to hold will be inverse and inverse leveraged ETFs? Explain the potential impact to the Fund if it holds daily reset ETFs for an extended period of time awaiting the next monthly reallocation. Consider adding that there is the potential for the Fund to incur a total loss from its investment in such ETFs.
Response: See Response 4.
Comment 7:Supplementally confirm that as of the Funds’ effective date, the sub-adviser is incorporated and in good standing in Texas. In addition, confirm that the sub-adviser is properly registered with the SEC as of the effective date.
Response: NextGen EMP, Inc. (the “Sub-Adviser) has confirmed to the Registrant that it is properly incorporated and in good standing in the State of Texas. In addition, the Registrant confirms that the Sub-Adviser will be registered with the SEC as of the Funds’ effective date.
Comment 8:In correspondence, explain what makes the investment process employed by the Fund, AI and not quantitative.
Response: As noted in Response 4, the Registrant has removed all references to AI.
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel

EXHIBIT A
EFFICIENT MARKET PORTFOLIO PLUS ETF
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Dividend and Interest Expenses on Securities Sold Short[2]	0.84%
Acquired Fund Fees and Expenses[1,3]	0.37%
Total Annual Fund Operating Expenses	2.21%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year.
2 When a cash dividend is declared on a stock the Fund has sold short, the Fund is required to pay an amount equal to the dividend to the party from which the Fund has borrowed the stock, and to record the payment as an expense. Interest expenses result from the Fund’s use of prime brokerage arrangements to execute short sales. Any interest expense amount or dividends paid on securities sold short will vary based on the extent the Fund sells securities short.
3 “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$224	$691

EFFICIENT MARKET PORTFOLIO LONG ETF
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.37%
Total Annual Fund Operating Expenses	1.37%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year.
2 “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$139	$434